UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Infodata Systems, Inc.

(Name of Issuer)

Common Stock (par value $0.03 per share)

(Title of Class of Securities)

456650209

(CUSIP Number)

Douglas E. Scott, Esq.

Senior Vice President and General Counsel

Science Applications International Corporation

10260 Campus Point Drive

San Diego, CA 92121

(858) 826-7325

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy:

Aloma H. Avery, Esq.

Science Applications International Corporation

10260 Campus Point Drive, MS F-3

San Diego, CA 92121

(858) 826-6000

April 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (CONTINUED ON FOLLOWING PAGE(S))

1of 4

SCHEDULE 13D

CUSIP No. 456650209                                                                                                                                                         Page 2 of 4 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Science Applications International Corporation I.R.S. Identification No. 95-3630868

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

SCHEDULE 13D

CUSIP No. 456650209                                                                                                                                                        Page 3 of 4 Pages

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

The Reporting Person, Science Applications International Corporation (“SAIC”) hereby amends and supplements the Schedule 13D filed by SAIC on January 18, 2002 (the “Original Statement”) with regard to the common stock of Infodata Systems, Inc. (the “Company”) as amended by Amendment No. 1 to the Statement on Schedule 13D, dated February 5, 2003, for the purpose of amending Items 4 and 5.

Item 4. Purpose of Transaction

The response set forth in Item 4 is supplemented by the addition of the following:

SAIC and the Company entered into a Stock Option Agreement, dated as of January 10, 2002 (the “Stock Option Agreement”), pursuant to which the Company granted SAIC an option to purchase from time to time 400,000 shares of Company Common Stock. Pursuant to its terms, the Stock Option Agreement terminated 12 months after the termination of the Merger Agreement or on April 17, 2003.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 (a-b) of the Original Statement is hereby supplementally amended and restated in its entirety to read as follows:

(a-b) None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2003

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

By:	/s/ DOUGLAS E. SCOTT
	Name:	Douglas E. Scott
	Title:	Senior Vice President and General Counsel

4 of 4